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                U.S. SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549


FORM 12b-25                               SEC File Number    333-19183
                                          CUSIP Number       482228 10 3

                        NOTIFICATION OF LATE FILING

                               (Check One):

 [X]  Form 10-K and Form 10-KSB [ ] Form 11-K   [ ]  Form 20-F
 [ ]  Form 10-Q and Form 10-QSB [ ] Form N-SAR

                  For Period Ended: December 31, 1997

[ ]  Transition Report on Form 10-K  [ ] Transition Report on Form 10-Q
[ ]  Transition Report on Form 20-F  [ ] Transition Report on Form N-SAR
[ ]  Transition Report on Form 11-K

       For the Transition Period Ended: _______________________




      Read Attached Instruction Sheet Before Preparing Form.
                        Please Print or Type.

          Nothing in this Form Shall be construed to imply that the Commission has verified any information contained herein.




If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


















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Part I -- Registrant Information



Full Name of Registrant:     JYRA RESEARCH INC.

Former Name if Applicable:




Address of Principal Executive Office:

Hamilton House, 111 Marlowes
(Street and Number)

Hemel Hempstead, Hertfordshire HP1 1BB United Kingdom
(City, State and Zip Code)



Part II -- Rules 12b-25(b) and (c)



If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-
25(b), the following should be completed. (Check box if appropriate)

     (a)  The reasons described in reasonable detail in Part
          III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report/portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report/portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.












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Part III -- Narrative



     State below in reasonable detail the reasons why the Form 10-K, 11-K, 20-F or 10-Q or N-SAR or portion thereof could not be filed within the prescribed time period.

       1997 was the Company's first full year of operations. During 1997 the Company switched auditors from the firm of Faw Casson & Co. LLP ("Faw Casson") to Ernst & Young LLP ("Ernst & Young"). Faw Casson audited the Company's financial statements for 1996 while Ernst & Young is auditing the financial statements for 1997. Because of this, along with the fact the Company has operations both in the United Kingdom and California, the audited financial statements for the year ended December 31, 1997 have not yet been completed. Accordingly, Management has been unable to complete the Annual Report on Form 10-K for the fiscal year ended December 31, 1997.




Part IV -- Other Information



(1) Name and telephone number of person to contact in regard to this notification


      James Berns, Esq.               (212)      332-3320
          (Name)                   (Area Code)  (Tel. No.)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such Shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                           [X]  [ ]
                                                           Yes   No


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                           [ ]  [X]
                                                           Yes   No


          If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results can not be made.


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                    JYRA RESEARCH INC.
          (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  March 27, 1998               By:
                                        Roderick Adams
                                        Director